UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2015

Commission File Number: 001-36495

MARKIT LTD.
(Translation of registrant’s name into English)

4th Floor, Ropemaker Place,

25 Ropemaker Street

London, England

EC2Y 9LY

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

As previously disclosed, Markit Ltd. (“Markit”), with a number of major international investment banks and ISDA, has been defending a consolidated antitrust class action in United States District Court in the Southern District of New York. Markit has reached an agreement in principle to settle this matter, subject to documentation and approval by the court. While the terms of the settlement agreement are still in negotiation, Markit expects the settlement agreement to provide for it to pay a settlement amount of less than $50 million with no injunctive or other significant non-monetary obligations. The amount will have no material effect on Markit’s financial condition or liquidity. However, no assurance can be given that a final settlement agreement will be reached based on the agreement in principle or at all or, if reached, that the court will approve the final settlement agreement.

Forward-looking statements

This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this report that address activities, events or developments that Markit expects, believes or anticipates will or may occur in the future are forward-looking statements. Markit’s estimates and forward-looking statements are mainly based on its current expectations and estimates of future events and trends, which affect or may affect its businesses and operations. Although Markit believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available to Markit. When used in this report, the words “anticipate,” “believe,” “could,” “intend,” “expect,” “estimate,” “should,” “plan,” “will” or other similar words are intended to identify forward-looking statements. Such statements are subject to a number of assumptions, risks and uncertainties, many of which are beyond the control of Markit, which may cause actual results to differ materially from those implied or expressed by the forward-looking statements. Further information on such assumptions, risks and uncertainties is available in Markit’s filings with the US Securities and Exchange Commission, including its annual report on Form 20-F. Markit undertakes no obligation and does not intend to update or correct these forward-looking statements to reflect events or circumstances occurring after the date of this report, except as required by applicable law. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. All forward-looking statements are qualified in their entirety by this cautionary statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARKIT LTD.
(Registrant)

	By:	/s/ Jeff Gooch
	Name:	Jeff Gooch
	Title:	Chief Financial Officer
Date: September 14, 2015